UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             SS&C Technologies, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    85227Q100
                                    ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  85227Q100                   13G                     Page 2 of 7 pages

--------------------------------------------------------------------------------
1        Name of Reporting Person             General Atlantic Partners 15, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                2,595,140
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           2,595,140

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         2,595,140

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      16.2%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  85227Q100                   13G                     Page 3 of 7 pages

--------------------------------------------------------------------------------
1.       Name of Reporting Person             GAP Coinvestment Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     New York

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                2,595,140
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           2,595,140

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         2,595,140

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      16.2%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  85227Q100                                           Page 3 of 7 pages


                         AMENDMENT NO. 2 TO SCHEDULE 13G

         This Amendment No. 2 to Schedule 13G (this "Amendment") is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of February 13, 1997, as amended on February 11, 1999, with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of SS&C Technologies, Inc. (the "Company").


Item 1.             (a)      Name of Issuer

                    SS&C Technologies, Inc.

                    (b)      Address of Issuer's Principal Executive Offices

                    Corporate Place
                    705 Bloomfield Avenue
                    Bloomfield, CT 06002

Item 2.             (a)      Names of Persons Filing

                    General Atlantic Partners 15, L.P. ("GAP 15")
                    GAP Coinvestment Partners, L.P. ("GAPCO" and, together with GAP 15, the "Reporting Persons")

                    (b)      Address of Principal Business Office

                    c/o General Atlantic Service Corporation
                    3 Pickwick Plaza
                    Greenwich, CT 06830

                    (c)      Citizenship

                    GAP 15 -- Delaware
                    GAPCO -- New York

                    (d)      Title of Class of Securities

                    Common Stock, par value $.01 per share (the "Shares")

                    (e)      CUSIP Number

                    85227Q100

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b).

CUSIP NO.  85227Q100                                           Page 5 of 7 pages

Item 4. As of December 31, 1999, GAP 15 and GAPCO owned of record 2,379,076 Shares and 216,064 Shares, respectively, or 14.9% and 1.3%, respectively, of the issued and outstanding Shares. The general partner of GAP 15 is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"). The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, William O. Grabe, William E. Ford, Clifton S. Robbins and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Accordingly, as of December 31, 1999, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,595,140 Shares or 16.2% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,595,140 Shares that may be deemed to be owned beneficially by each of them.

Item 5.             Ownership of Five Percent or Less of a Class

                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person

                    See Item 4.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group

                    See Item 4.

Item 9.             Notice of Dissolution of Group

                    Not applicable.

CUSIP NO.  85227Q100                                           Page 6 of 7 pages

Item 10.            Certification

                    Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.  85227Q100                                           Page 7 of 7 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2000

                                 GENERAL ATLANTIC PARTNERS 15, L.P.

                                 By:  GENERAL ATLANTIC PARTNERS, LLC
                                      its General Partner

                                      By: /s/ Thomas J. Murphy
                                      ------------------------
                                      Name:  Thomas J. Murphy
                                      Title: Attorney-in-Fact


                                 GAP COINVESTMENT PARTNERS, L.P.

                                 By: /s/ Thomas J. Murphy
                                 ------------------------
                                 Name:  Thomas J. Murphy
                                 Title: Attorney-in-Fact

                         GENERAL ATLANTIC PARTNERS, LLC
                                3 Pickwick Plaza
                               Greenwich, CT 06830

                                                               December 22, 1999

                                POWER OF ATTORNEY
                                -----------------

         The undersigned, General Atlantic Partners, LLC, a Delaware limited liability company, with its principal office at 3 Pickwick Plaza, Greenwich, Connecticut, United States of America (the "Limited Liability Company"), by its Executive Managing Member, Steven A. Denning, a U.S. citizen, of full legal age, domiciled at 16 Khakum Drive, Greenwich, CT 06831, hereby constitutes and appoints Thomas J. Murphy, a U.S. citizen, of full legal age, domiciled at 221 Old King's Highway North, Darien, CT 06820, its true and lawful attorney-in-fact and agent, in any and all capacities, to execute and deliver any and all documents and instruments and to make any governmental filings on behalf of the Limited Liability Company as fully to all intents and purposes as a Managing Member of the Limited Liability Company might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done. This power of attorney shall expire on December 31, 2000.


                                    GENERAL ATLANTIC PARTNERS, LLC

                                    By: /s/ Steven A. Denning
                                        ---------------------
                                        Steven A. Denning
                                        Executive Managing Member

STATE OF Connecticut)
                        :ss
COUNTY OF Fairfield)

         On the 22nd day of December 1999, before me personally came Steven A. Denning, to me known, and known to me to be the individual described in, and who executed the foregoing document, and he acknowledged to me that he executed the same.

/s/ Sheila Hughes                                    Notary Public
-----------------
Sheila Hughes

                         GAP COINVESTMENT PARTNERS, L.P.
                                3 Pickwick Plaza
                               Greenwich, CT 06830

                                                               December 22, 1999

                                POWER OF ATTORNEY
                                -----------------

         The undersigned, GAP Coinvestment Partners, L.P., a New York limited partnership, with its principal office at 3 Pickwick Plaza, Greenwich, Connecticut, United States of America (the "Partnership"), by its Managing General Partner, Steven A. Denning, a U.S. citizen, of full legal age, domiciled at 16 Khakum Drive, Greenwich, CT 06831, hereby constitutes and appoints Thomas
J. Murphy, a U.S. citizen, of full legal age, domiciled at 221 Old King's Highway North, Darien, CT 06820, its true and lawful attorney-in-fact and agent, in any and all capacities, to execute and deliver any and all documents and instruments and to make any governmental filings on behalf of the Partnership as fully to all intents and purposes as a General Partner of the Partnership might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done. This power of attorney shall expire on December 31, 2000.


                                    GAP COINVESTMENT PARTNERS, L.P.

                                    By: /s/ Steven A. Denning
                                        ---------------------
                                        Steven A. Denning
                                        Managing General Partner


STATE OF Connecticut)
                                 : ss.
COUNTY OF Fairfield)


         On the 22nd day of December 1999, before me personally came Steven A. Denning, to me known, and known to me to be the individual described in, and who executed the foregoing document, and he acknowledged to me that he executed the same.

/s/ Sheila Hughes                                    Notary Public
-----------------
Sheila Hughes